Skadden, Arps, Slate, Meagher & Flom llp

One Manhattan West New York, NY 10001 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com CONFIDENTIAL July 22, 2022

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BY EMAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Cara Wirth

Donald Field

Blaise Rhodes

Linda Cvrkel

Re:	GPB Holdings II, LP Registration Statement on Form 10-12G/A Filed June 30, 2022 File No. 000-56442

Ladies and Gentlemen:

On behalf of GPB Holdings II, LP (the "Company"), set forth below are the Company's responses to the comments of the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") contained in the Staff's comment letter dated July 13, 2022 with respect to Amendment No. 1 to the draft registration statement on Form 10-12G (File No. 000-56442) that was filed with the Commission on June 30, 2022 (the "Registration Statement"). For ease of reference, the text of each of the Staff's comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment. All references to page numbers and captions (other than those in the Staff's comments or stated otherwise) correspond to the page numbers and captions in the Revised Registration Statement (as defined below).

Securities and Exchange Commission
July 22, 2022

Concurrently with the submission of this letter, the Company has filed Amendment No. 2 to the above-referenced Registration Statement on Form 10-12G (the "Revised Registration Statement") with the Commission via the Commission's EDGAR system, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing, via email, to the Staff copies of this letter and the Revised Registration Statement, which has been marked to indicate the changes from the Registration Statement, as filed with the Commission on June 30, 2022.

Amendment No. 1 to Registration Statement on Form 10-12G Filed June 30, 2022

Appointment of Monitor and Application For Receivership, page 8

1.	We note your amended disclosure in response to comment 3. Please revise this section to disclose the alleged misconduct of GPB Capital’s former CEO, David Gentile, so that investors can fully appreciate the Monitor’s role in your business.

Response: In response to the Staff's comment, the Company has revised pages 8, 9, 40, 64, 65, 84 and 85 of the Revised Registration Statement to discuss the alleged misconduct of Mr. Gentile.

Technology-Enabled Services

Business Plan, page 14

2.	We note your amended disclosure in response to comment 1. Please revise to generally describe the investment team and state what you mean by “favorable risk-adjusted returns.” Additionally, please revise to balance any discussion regarding favorable returns with a discussion of your recent net income or losses and any material events which have caused your recent results to deviate from historical trends.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 14 of the Revised Registration Statement to further describe the investment team. The Company has also revised its disclosure on page 14 of the Revised Registration Statement to add a discussion of its recent net income and the material event which caused such results to deviate from historical trends.

Securities and Exchange Commission
July 22, 2022

Item 1A. Risk Factors, page 21

3.	We note your amended disclosure in response to comment 5. Please revise to:

•	disclose whether you or any of your portfolio companies have been subject to a cyberattack, and if so, quantify the damages, if any;

•	describe the “reasonable commercial security technology” that your portfolio companies invest in and use to protect their data and business processes against risks; and

•	disclose the specific items and/or raw materials that Erus uses that are subject to supply chain issues.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 25 and 39 of the Revised Registration Statement to describe the “reasonable commercial security technology” that it and its portfolio companies invest. The Company has also revised its disclosure on pages 30 and 31 of the Revised Registration Statement to describe the specific items and raw materials that Erus uses that are subject to supply chain issues. Additionally, the Company respectfully notes for the Staff that none of the Company nor any of its current portfolio companies have been subject to a cyberattack.

“Dispositions or liabilities retained in connection with dispositions …”, page 36

4.	We note your amended disclosure in response to comment 6. Please revise to explain the process involved with the Monitor’s approval of a disposition and highlight any related risks.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 36 of the Revised Registration Statement to explain the process involved with the Monitor’s approval of a disposition.

Item 2. Financial Information

Management’s Discussion and Analysis of the Results of Operations and Financial Condition, page 42

5.	We note your amended disclosure in response to comment 13. Please revise to provide:

•	a clear definition of each metric and how it is calculated;

•	a statement indicating the reasons why the metric provides useful information to investors; and

•	a statement indicating how management uses the metric in managing or monitoring the performance of the business.

Securities and Exchange Commission
July 22, 2022

Please also consider whether there are estimates or assumptions underlying each metric or the calculation of each metric, and whether disclosure of such items is necessary for the metric not to be materially misleading. Please include this information for each period presented in your registration statement. Refer to Item 303(a) of Regulation S-K and Release No. 33-10751.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 44 of the Revised Registration Statement to provide additional details around each metric, including the calculations and usefulness thereof.

Liquidity and Capital Resources, page 58

6.	Please revise to include a discussion of your cash flows from operating, investing and financing activities for the three months ended March 31, 2022 as compared to those for the three months ended March 31, 2021.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 60 of the Revised Registration Statement to include a discussion of cash flows from operating, investing and financing activities for the three months ended March 31, 2022 as compared to those for the three months ended March 31, 2021.

Highline Management Services Agreement, page 68

7.	We note your amended disclosure in response to comment 18. Please revise to specifically explain the variation in the operation service provider fee between 2021 and 2020.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 68 of the Revised Registration Statement to further explain the variation in the operation service provider fee between 2021 and 2020.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call or email me at (212) 735-3694 or Michael.Schwartz@skadden.com.

Sincerely,

/s/ Michael J. Schwartz

cc:	Robert Chmiel, Chief Executive Officer
GPB Holdings II, LP